Exhibit 6.3

AMENDMENT AGREEMENT

This Amendment Agreement dated March 10th, 2021 (the “Amendment”), amends certain of the provisions of that certain Manufacturing Supply and License Agreement dated as of July 31, 2020 (the “Manufacturing Agreement”), that was entered into by and between Australian Boutique Spirits Pty Ltd., an Australian private company, no. 625 701 420 (“ABS” or “Seller”) having its principal place of business located at 1 Doris Hirst Place, West Pennant Hills, Sydney, Australia 2125, and Elegance Brands, Inc., a Delaware corporation (the “Buyer” or “Elegance”) having its principal place of business located at 9100 Wilshire Blvd, Suite 362W, Los Angeles, California 90212. The Seller and Buyer are hereinafter sometimes collectively referred to as the “Parties”, and each, a “Party”.

W I T N E S S E T H:

WHEREAS, Seller is in the business of manufacturing and selling certain of the “Covered Products” (as defined below) and;

WHEREAS, during the “Term” (as defined below) of this Agreement, the Buyer wishes to purchase the Covered Products from Seller and Seller desires to manufacture and sell the Covered Products to Buyer;

WHEREAS, the Parties and Amit Raj Beri, as the sole owner of ABS (the “ABS Shareholder”), entered into a share purchase agreement dated as of December 3, 2019, as amended and restated on April 8, 2020, and as further amended by Amendment No. 1 dated May 19, 2020, as further amended by Amendment No. 2 dated July 27, 2020 and as further amended by Amendment No. 3 dated December 10, 2020 (collectively, the “Prior Share Purchase Agreements”); and

WHEREAS, pursuant to a termination agreement among the parties to the Prior Share Purchase Agreements, dated as of December 31, 2020 (the “Termination Agreement”), all of the transactions contemplated by the Prior Share Purchase Agreement were terminated by the parties thereto; and

WHEREAS, as a result of the termination of the Prior Share Purchase Agreement, the Parties desire to amend certain of the provisions of the Manufacturing Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, terms, and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Definitions. Unless otherwise defined in this Amendment, all capitalized terms when used herein shall have the same meaning as they are defined in the Manufacturing Agreement.

(a) The definition of BevMart Brands set forth in the Manufacturing Agreement is hereby deleted and replace with the following:

“BevMart Brands” means the individual brands and line extensions of the following alcoholic product brands developed by Elegance for sale on Elegance’s BevMart Website: (a) Cheeky Vodka and flavor variants. (b) Coventry Estate Gin and flavor variants, (c) Geo Liqueurs in multiple variants, (d) Cheeky Espresso Martini in multiple variants. (e) Twisted Shaker Cocktails in multiple variants, (f) Elegance Vodka, (g) Virginia Black American whiskey, (h) Mod selection champagne, and all future brands developed by Elegance which ABS determines to offer for sale on the BevMart Website.

(b) There shall be added the following definitions to the Manufacturing Agreement:

“BevMart Agreement” shall mean the Management, Supply and License Agreement dated as of December 31, 2020, among the Parties pursuant to which inter alia, ABS shall manage the BevMart Business.

“BevMart Business” shall mean the business of owning and operating the BevMart Website and selling direct to customers online all and not less than all of the BevMart Brands.

“BevMart Website” shall mean BevMart.com.au and any other internet website established by the Elegance to enable BevMart to market online the BevMart Brands and Australian Bitters Company in Australia.

(c) The definition of Seller’s Territory set forth in the Manufacturing Agreement is hereby deleted and replace with the following:

“Seller’s Territory” means with respect to the Australian Bitters Company, Virginia Black American whiskey, and Mod selection champagne Covered Products anywhere in the world, other than the USA, and its territories and possessions.

2. Section 5 of the Manufacturing Agreement (Prices and Payment) is deleted in its entirety and replaced with the following Section 5.

“5. Prices and Payment.

5.1 Prices. Subject to Section 5.2 and Section 5.4, Buyer shall purchase the Covered Products from Seller at the Prices set forth on in this Agreement. Except for shipping costs from Australia to the USA or other Delivery Location (which shall be borne by Buyer), all Prices include, and Seller is solely responsible for, all costs and expenses relating to packing, crating, boxing, transporting, loading and unloading, customs, Taxes, tariffs and duties, insurance and any other similar financial contributions or obligations relating to the production, manufacture, sale, and delivery of the Covered Products. Subject only to the provisions of Section 5.4 below, the Buyer shall pay to the Seller in advance and prior to manufacture and shipment of any Covered Products, 100% of the Price of all Covered Products set forth in the applicable Purchase Order, Statement of Work or Invoice, subject at all times to the 25% Earned Credit referred to in Section 5.3 (the “Payment Terms”). All Prices are firm and are not subject to increase for any reason, including changes in market conditions, increases in raw material, component, labor or overhead costs or because of labor disruptions or fluctuations in production volumes.

5.2 Price Adjustments. Seller will guarantee the Prices as set forth in each respective Purchase Order Acceptance or Statement of Work for a period of sixty (60) days from the execution date of such Purchase Order Acceptance or Statement of Work. If a Price adjustment is warranted (a) for Covered Products, other than Cocktail Bitter, as a result of Seller’s increased Manufacturing Costs, or (b) for Cocktail Bitters, as a result of Seller’s increased pricing to Coca-Cola Amatil, the Seller shall provide the Buyer with evidence, reasonably acceptable to Buyer, of such increased Manufacturing Costs or increases prices charged to Coca-Cola Amatil, as applicable. Applicable Price adjustments shall become effective immediately for all Purchase Orders not yet accepted by Seller.

2

5.3 Earned Credits. The Parties hereto acknowledge that the Prior Purchase Agreements contemplated that in the event that for any reason the acquisition of ABS contemplated by the Prior Purchase Agreements was not consummated, the ABS Shareholder would be obligated to refund to Elegance the full amount of the (USD) $1,712,500 Deposit paid to the ABS Shareholder by Elegance under the Prior Purchase Agreements. In furtherance of the foregoing, the Parties hereto and the ABS Shareholder do hereby agree as follows:

(a) Elegance hereby agrees to treat the amount of the Deposit as a $1,712,500 advance and prepayment by Elegance on anticipated Purchase Orders it will provide to ABS in connection with Elegance’s purchases of Covered Products in 2021. As Purchase Orders are issued to ABS by Elegance under this Agreement, twenty-five percent (25%) of the applicable Prices for the Covered Products as set forth in each Elegance Purchase Order and ABS invoice shall be deemed to be a credit granted to Elegance in respect of such purchases of Covered Products (the “Earned Credit”) and shall reduce by a corresponding amount the prepayment reflected by the Deposit. By its execution of this Agreement, ABS and the ABS Shareholder each agree to treat the Deposit paid to the ABS Shareholder under the Prior Share Purchase Agreement as a prepayment and Earned Credit against Elegance’s purchases of Covered Products in 2021. For example, if Elegance purchases from ABS $800,000 of Covered Products, the original $1,712,500 prepayment by Elegance reflected in the Deposit shall be deemed to have been reduced by $200,000, which shall be the Earned Credit applicable to such invoice. At such time as an aggregate of $8,562,500 of invoiced Covered Products are purchased by Elegance (subject to the 25% discount), the entire amount of the Elegance prepayment reflected by the Deposit and the full $1,712,500 Earned Credit shall be deemed to have been credited to Elegance and future invoices (or portions of existing invoices then outstanding) by ABS to Elegance shall be at 100% of the invoice price in accordance with the terms of the Manufacturing Agreement.

(b) Notwithstanding anything to the contrary express or implied, contained in the purchase from ABS and pay for (subject to the 25% Earned Credits) an aggregate of $8,562,500 of invoiced Covered Products by the close of business (Pacific time) on December 31, 2021, the ABS Shareholder shall immediately pay to Elegance in cash by wire transfer of immediately available funds, the difference between (a) $1,712,500, and (b) the total amount of Earned Credits received by Elegance in 2021. To evidence such obligation, pursuant to the Termination Agreement, the ABS Shareholder has issued his unconditional promissory note to Elegance in the form of Exhibit A annexed hereto

5.4 Favored Nations Price Adjustment. ABS and the ABS Shareholder represents and warrants that the Prices set forth in this Agreement and Payment Terms is at least as low as the prices charged and the Payment Terms imposed by ABS to other buyers for similar quantities of Covered Products on similar Delivery Dates and Delivery Terms. If at any time during the Term, either (a) Buyer demonstrates to ABS that Buyer is able to purchase from one or more unaffiliated third party sources similar quantities of Covered Products on similar Delivery Dates and Delivery Terms, either at lower prices or on more favorable payment terms than those set forth in Section 5.1, or (b) ABS charges any other buyer of similar quantities of Covered Products on similar Delivery Date and Delivery Terms, a lower price, or agrees to Payment Terms that are more favorable to such buyer than those set forth in Section 5.1 of this Agreement for the same Covered Products, ABS shall adjust its Price and apply that lower price and more favorable Payment Terms to all same or similar Covered Products covered by this Agreement and under applicable Purchase Orders, Statements of Work or Invoices (the “Favored Nations Price Adjustment”). The Buyer shall be entitled to a Favored Nations Price Adjustment on one occasion only in each Anniversary Year and it shall apply only to sales and purchases of Covered Products in the next succeeding Anniversary Year. If Seller fails to provide Buyer with a Favored Nations Price Adjustment to which it may be entitled, Buyer may, at its option, in addition to all of its other rights under this Agreement or at Law, terminate this Agreement without liability to ABS.

5.5 Invoices. Seller shall issue periodic invoices on a monthly basis to Buyer for all Covered Products ordered in the previous month. Each invoice for Covered Products must set forth in reasonable detail the total amounts payable by Buyer under this Agreement and contain the following information, as applicable: a reference to this Agreement; Purchase Order number, amendment number and line-item number; Seller’s name; Seller’s identification number; carrier name; ship-to address; weight of shipment; quantity of Covered Products shipped; number of cartons or containers in shipment; bill of lading number; country of origin; and any other information necessary for identification and control of the Covered Products. Buyer reserves the right to return and withhold payment due to any invoices or related documents that are inaccurate or incorrectly submitted to Buyer. The Parties shall seek to resolve any invoice disputes expeditiously and in good faith in accordance with the dispute resolution provisions set forth in Section 17.16. Any payment by Buyer of an invoice is not an acceptance of any Nonconforming Covered Products or terms on such invoice or the related Covered Products.

3

5.6 Payment. Any payment by Buyer for Covered Products will not be deemed acceptance of the Covered Products or waive Buyer’s right to inspect. Buyer will be entitled to any discounts allowable by Seller for prompt payment even though Buyer is unable to make payment within the time limits set by Seller if such failure is due to Seller’s actions or other circumstances or events beyond Buyer’s reasonable control. Buyer shall make all payments in USA dollars based on the then applicable exchange rate for Australian dollars, by check, wire transfer or automated clearing house in accordance with the wiring instructions provided by Seller.”

3. Section 6 of the Manufacturing Agreement (Term; Termination) is deleted in its entirety and replaced with the following Section 6:

“6. Term; Termination.

6.1 Initial Term. Subject at all times to the provisions of Section 6.3 and other terms of this Agreement, the term of this Agreement commences on the Effective Date and continues for a period of thirty-six (36) consecutive months, unless it is earlier terminated pursuant to the terms of this Agreement or applicable Law (the “Initial Term”).

6.2 Renewal Term. Upon expiration of the Initial Term, the term of this Agreement will automatically renew for up to twenty-four (24) additional successive months unless either Party provides written Notice of non-renewal at least 60 days prior to the end of the then-current term (each, a “Renewal Term” and together with the Initial Term, the “Term”), unless any Renewal Term is earlier terminated pursuant to the terms of this Agreement or applicable Law. If the Initial Term or any Renewal Term is renewed for any Renewal Term(s) pursuant to this Section 6.2, the terms and conditions of this Agreement during each such Renewal Term will be the same as the terms in effect immediately prior to such renewal. In the event either Party provides timely Notice of its intent not to renew this Agreement, then, unless earlier terminated in accordance with its terms, this Agreement terminates on the expiration of the Initial Term or then-current Renewal Term, as applicable.

6.3 Elegance’s Right to Terminate for Cause. Elegance may terminate this Agreement, by providing written Notice to ABS

(a) if ABS repudiates or threatens to repudiate, any of its obligations under this Agreement;

(b) except as otherwise specifically provided under this Section 6.3, if ABS is in material] breach of, or threatens to breach, any material representation, warranty or covenant of ABS under this Agreement and either the breach cannot be cured or, if the breach can be cured, it is not cured by ABS within a commercially reasonable period of time under the circumstances, in no case exceeding sixty (60) days following ABS’s receipt of written Notice of such breach;

4

(c) notwithstanding the generality of Section 6.3 (b), if ABS repeatedly fails to, or threatens not to, timely deliver Covered Products conforming to the requirements of, and otherwise in accordance with, the terms and conditions of this Agreement;

(d) if ABS (i) becomes insolvent or is generally unable to pay, or fails to pay, its debts as they become due, (ii) files or has filed against it, a petition for voluntary or involuntary bankruptcy or otherwise becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency Law, (iii) makes or seeks to make a general assignment for the benefit of its creditors, or (iv) applies for or has appointed a receiver, trustee, custodian or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business;

(e) if ABS fails to provide Elegance, within a commercially reasonable time after Elegance’s request (but in no case exceeding 30 days after such request) with adequate and reasonable assurance of ABS’s financial and operational capability to perform timely any of ABS’s obligations under this Agreement;

(f) if, as a result of any repeated and material breach by ABS of any of its obligations under this Agreement, Elegance’s customer requires that Elegance obtain another supplier of Covered Products;

(g) if ABS takes any action, or fails to take any action, required under this Agreement or any other agreement between Elegance and ABS, or as reasonably requested by Elegance, the result of which is an imminent interruption or delay, or the threat of an imminent interruption or delay, in any production at any of Elegance’s or its customer’s manufacturing facilities;

(h) if, without obtaining Elegance’s prior written consent, (i) ABS sells, leases or exchanges a material portion of ABS’s assets, (ii) ABS merges or consolidates with or into another Person, other than the Elegance, or (iii) a change in Control of ABS occurs; or

(i) upon the occurrence of any other event constituting grounds for termination set forth in any other sections of this Agreement (including Section 6.3 and Section 17.21).

Any termination under this Section 6.3 will be effective on ABS’s receipt of Elegance’s written Notice of termination or such later date (if any) set forth in such termination Notice. Upon the occurrence of any of the events described under this Section 6.3, Elegance may, in addition to any of its other rights to suspend performance under this Agreement or applicable Law, immediately suspend its performance under all or any part of this Agreement, without any liability of Elegance to ABS, and, notwithstanding anything to the contrary contained in this Agreement (including the limitations set forth in Section 11) Elegance may, at its election, recover any and all direct and indirect actual and incidental damages (but not including consequential damages) and costs (including attorneys’ and other professionals’ fees and costs), expenses and losses incurred by Elegance as a result of any event described under this Section 6.4 or any breach of this Agreement by ABS.

6.4 ABS’s Right to Terminate for Cause. ABS may terminate this Agreement, by providing written Notice to Elegance:

(a) if Elegance is in material breach of any material representation, warranty or covenant of Elegance under this Agreement, and either the breach cannot be cured or, if the breach can be cured, it is not cured by Elegance within a commercially reasonable period of time, in no case exceeding sixty (60) days, after Elegance’s receipt of written Notice of such breach; or

5

(b) if Elegance (i) becomes insolvent or is generally unable to pay, or fails to pay, its debts as they become due, (ii) files or has filed against it, a petition for voluntary or involuntary bankruptcy or otherwise becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency Law, (iii) makes or seeks to make a general assignment for the benefit of its creditors, or (iv) applies for or has appointed a receiver, trustee, custodian or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business.

Any termination under this Section 6.4 will be effective on Elegance’s receipt of ABS’s written Notice of termination or such later date (if any) set forth in such Notice.

6.5 Effect of Expiration or Termination.

(a) Immediately upon the effectiveness of a Notice of termination delivered by Elegance to ABS hereunder (as stated in such Notice), ABS shall, unless otherwise directed by Elegance, and subject to ABS’s obligation provide resourcing cooperation under Section 6.7:

(b) promptly (i) terminate all performance under this Agreement and under any outstanding Purchase Orders; (ii) transfer title and deliver to Elegance all Covered Products produced and paid for pursuant to this Agreement prior to effectiveness of the Notice of termination; and (iii) return to Elegance all Bailed Property and any other property furnished by or belonging to Elegance or any of Elegance’s customers, or dispose of such Bailed Property or other property in accordance with Elegance’s instructions (provided that Elegance will reimburse ABS for the actual, reasonable costs associated with such disposal);

(c) The expiration or termination of the Term will not affect any rights or obligations of the Parties that: (i) come into effect upon or after termination or expiration of this Agreement; or (ii) otherwise survive the expiration or earlier termination of this Agreement pursuant to Section 17.4 and were incurred by the Parties prior to such expiration or earlier termination.

(d) Upon the expiration or earlier termination of this Agreement, each Party shall: (i) return to the other Party all documents and tangible materials (and any copies) containing, reflecting, incorporating or based on the other Party’s Confidential Information, and not retain any copies thereof; (ii) permanently erase all of the other Party’s Confidential Information from its computer systems, except for copies that are maintained as archive copies on its disaster recovery and/or information technology backup systems. Each Party shall destroy any such copies upon the normal expiration of its backup files; and (iii) upon the other Party’s written request, certify in writing to such other Party that it has complied with the requirements of this Section 6.6(c).

(e) termination of this Agreement will not constitute a waiver of any of the terminating Party’s rights or remedies/either Party’s rights, remedies or defenses under this Agreement, at law, in equity or otherwise.

6

6.6 Resourcing Cooperation. Upon the expiration or earlier termination of this Agreement for any reason, other than a termination for cause pursuant to Section 6.4, to the extent requested by Elegance in writing, ABS will take the following actions and such other actions as may be reasonably required by Elegance to transition production of Covered Products from ABS to an alternative ABS without production disruptions:

(a) manufacture, deliver and sell to Elegance a sufficient inventory bank of Covered Products to ensure that the transition will proceed smoothly and without interruption or delay to Elegance’s or Elegance’s customers’ production of products incorporating the Covered Products, with pricing equivalent to the Prices set forth in this Agreement;

(b) sell to Elegance, at ABS’s actual cost, any or all work-in-process and any raw-materials inventory relating to this Agreement and any outstanding Purchase Orders; and

(c) sell to Elegance any or all finished Covered Products.”

4. Enforcement of Related Party Agreements. The enforcement of the rights of Elegance pursuant to the terms of the Manufacturing Agreement, this Amendment, the BevMart Agreement and the Termination Agreement (collectively, the “Related Party Agreements”) shall be exclusively vested in either the independent members of the board of directors of Elegance or any trustee, receiver or other individual who may hereafter be appointed to manage the business of Elegance, excluding Amit Raj Beri, Sahil Beri or any other member of the family of or person sharing the household of the ABS Shareholder.

5. Incorporation by Reference. Except as expressly amended pursuant to the terms of this Amendment, all of the terms and conditions of the Manufacturing Agreement shall remain in full force and effect and are incorporated herein by this reference.

Balance of page intentionally left blank – signature page follows

7

IN WITNESS WHEREOF, the Parties have duly executed this Amendment to the Manufacturing Agreement as of the date first above written.

BUYER:

Elegance Brands, Inc.

	By:	/s/ Gary Herman
	Name:	Gary Herman
	Title:	Director

SELLER:

Australian Boutique Spirits Pty Ltd

/s/ Sahil Beri
	Name:	Sahil Beri
	Title:	Director
Address: 1 Doris Hirst Pl, West Pennant Hills, Sydney, Australia 2125

ACCEPTED AND AGREED TO:

/s/ Amit Raj Beri
Amit Raj Beri